May 4, 2021 VIA EDGAR

Silicon Valley

2710 Sand Hill Road
Menlo Park, CA 94025

T +1 650 618 9250 (Switchboard)

  +1 212-277-4004 (Direct)

F  +1 646 521 5604

www.freshfields.com

doc id    US4397667

our ref              SS

client-matter no. 174165-0003

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Keira Nakada

Re:	TriNet Group, Inc.

Form 10-K for the fiscal year ended December 31, 2020

Filed February 16, 2021

File No. 001-36373

Dear Ms. Nakada,

I am writing on behalf of our client TriNet Group, Inc. (“TriNet”) in regard to the Staff’s comment letter dated April 29, 2021 (the “Comment Letter”) to the TriNet annual report on Form 10-K for the year ended December 31, 2020. On behalf of TriNet, we hereby request an additional 10 business days to respond to the Comment Letter, with a revised due date of May 27, 2021. Based on the voicemail left for me on May 3, 2021, I understand this to be acceptable to the Staff and confirm, on behalf of TriNet, that TriNet will respond to the Comment Letter no later than May 27, 2021.

TriNet appreciates the Staff’s willingness to allow TriNet time to carefully consider and respond to the Comment Letter. If you have any questions, please contact me at (650) 575-3591 or Sarah.Solum@freshfields.com.

Sincerely,

/s/ Sarah Solum
Sarah Solum

cc:	Burton Goldfield, CEO

Kelly Tuminelli, CFO

Jonathan Lee, CAO

Samantha Wellington, CLO

(TriNet Group, Inc.)